UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

BOLT TECHNOLOGY CORPORATION

(Exact name of registrant as specified in its charter)

Connecticut	06-0773922
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Four Duke Place, Norwalk, Connecticut	06854
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12 (b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, Without Par Value	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: None.

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Item 1.	Description of Registrant’s Securities to be Registered.

The securities to be registered consist of the common stock, without par value (the “Common Stock”), of Bolt Technology Corporation (the “Company”). This Form 8-A is being filed in connection with the listing of the Common Stock on the NASDAQ Global Select Market on or about January 15, 2008, and the Company’s related voluntary withdrawal of the listing of the Common Stock on the American Stock Exchange. The following is a description of the Common Stock:

The Company’s authorized stock consists of 20,000,000 shares of Common Stock. The holders of Common Stock are entitled to receive such dividends as are from time to time declared by the Board of Directors out of funds legally available therefor. Holders are entitled to one vote per share and upon the Company’s liquidation, dissolution or winding up will share ratably in assets remaining after payment of liabilities. The Common Stock is not redeemable. The holders of the Common Stock have no pre-emptive, conversion, or cumulative voting rights. There are no sinking fund provisions for or applicable to the Common Stock. The outstanding shares of Common Stock are not liable to further call or to assessment by the Company.

The Company’s Restated Certificate of Incorporation, as amended (the “Certificate”), divides the Company’s Board of Directors into three groups with each group containing approximately the same percentage of the total and with the term of office of one group expiring each year at the annual meeting of shareholders. At each annual meeting of shareholders, directors are elected for a term of office that expires at the third succeeding annual meeting of shareholders after their election. Each director holds office until the expiration of the term for which elected and until such director’s respective successor is elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal.

The Certificate also requires the vote or consent of the holders of 95% of all shares of stock of the Company entitled to vote in elections of directors for the adoption or authorization of a business combination with any other entity if, as of the record date for the determination of shareholders entitled to notice thereof and to vote thereon or consent thereto, such other entity is (i) the beneficial owner, directly or indirectly, of more than 30% of the outstanding shares of stock of the Company entitled to vote in elections of directors (a “30% Holder”) or (ii) an affiliate (as defined in Rule 12b-2 under the Securities Exchange Act of 1934 as in effect on April 1, 1978) of the Company if such affiliate was a 30% Holder at any time, notwithstanding the fact that such affiliate is not a 30% Holder as of the record date, subject to certain exceptions. The term “business combination” includes any merger or consolidation of the Company with or into any other corporation, or the sale or lease of all or any substantial part of the assets of the Company to, or any sale or lease to the Company or any subsidiary thereof in exchange for securities of the Company of any asset (except assets having an aggregate fair market value of less than $5 million) of, any other entity.

2

The foregoing description of the Common Stock is qualified in its entirety by the provisions of the Certificate and the Bylaws of the Company, as set forth in the Exhibits to this registration statement which are incorporated by reference in this Item 1.

Item 2.	Exhibits.

3.1	Restated Certificate of Incorporation of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to Form 8-K Current Report, SEC File No. 001-12075, dated November 20, 2007 and filed with the Commission on November 21, 2007).

3.2	Bylaws of the Registrant, amended and restated effective as of November 20, 2007 (incorporated by reference to Exhibit 3.2 to Form 8-K Current Report, SEC File No. 001-12075, dated November 20, 2007 and filed with the Commission on November 21, 2007).

3

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BOLT TECHNOLOGY CORPORATION
(Registrant)

By:	/s/ Raymond M. Soto
Raymond M. Soto
Chairman of the Board, President and Chief Executive Officer

Dated: January 14, 2008

4